Notes Linked to the Performance of the Mexican Peso Relative to the Euro due March 2, 2016
Greater of full upside exposure and Contingent Minimum Return if Currency Performance is greater than or equal to -10.00%; full downside exposure if the Currency Performance is less than -10.00%
Fact Sheet for Term Sheet No. 2354ZZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated February 10, 2015

General

- The notes are designed for investors who seek a return at maturity linked to the performance of the Mexican peso (the "**Underlying Currency**") relative to the Euro (the "**Reference Currency**"). If the Currency Performance, calculated as set forth below, is *greater than or equal to* -10.00%, investors will receive at maturity a positive return on the notes equal to the *greater of* the Contingent Minimum Return of 7.00% and the Currency Performance. However, if the Currency Performance is *less than* -10.00%, investors will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. Investors should be willing to lose a significant portion or all of their investment if the Currency Performance is *less than* -10.00%. The notes do not pay any coupons. *Any payment on the notes is subject to the credit of the Issuer.*
- A positive Currency Performance means the Mexican peso has strengthened relative to the Euro. A Currency Performance of zero means the Mexican Peso remained unchanged relative to the Euro. A negative Currency Performance means the Mexican Peso has weakened relative to the Euro.

Risk Considerations

- You will lose at least 10.00% and up to all of your investment in the notes if the Currency Performance is less than -10.00%.
- The Currency Performance is inherently limited to a maximum of 100%, and so the Payment at Maturity is limited to a maximum of $2,000 per $1,000 Face Amount of notes.
- Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.
- Any payment on the notes is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last four pages of this fact sheet.

Hypothetical Return at Maturity

80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Return on Notes (%)
Currency Performance
Note Payment at Maturity
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Currency Performance (%)

Note Characteristics

- Opportunity to receive the greater of the Currency Performance and the Contingent Minimum Return if the Currency Performance is greater than -10.00%
- Will lose at least 10.00% and up to all of your investment in the notes if the Currency Performance is *less than* -10.00%

Summary of Indicative Terms

CUSIP: 2515A1M81

Issuer: Deutsche Bank AG, London Branch

Maturity/Tenor: Approximately 12 months, 2 weeks

Underlying Currency: Mexican peso ("**MXN**")

Reference Currency: Euro ("**EUR**")

Face Amount: $1,000

Contingent Minimum Return: 7.00%. The actual Contingent Minimum Return will be determined on the Trade Date and will not be less than 7.00%

Payment at Maturity:
- If the Currency Performance is *greater than or equal to* -10.00%:
  $1,000 + ($1,000 x the *greater of* (i) Contingent Minimum Return and (ii) Currency Performance)
- If the Currency Performance is *less than* -10.00%:
  $1,000 + ($1,000 x Currency Performance)

If the Currency Performance is less than -10.00%, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your initial investment in the notes. ***Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, you will lose all of your initial investment if the Final Spot Rate is equal to or greater than 200.00% of the Initial Spot Rate.*** *In no case will the payment at maturity be less than zero. Any payment at maturity is subject to the credit of the Issuer.*

Currency Performance:

$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100.00%. There is no comparable limit on the negative Currency Performance. However, in no case will the payment at maturity be less than zero.

Spot Rate: On any day of calculation, the Spot Rate will be the EUR/MXN mid-spot rate, at approximately 4:00 p.m., London time, for the Mexican peso against the Euro, expressed as the number of Mexican pesos per one Euro, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on Reuters Page "WMRSPOT37" (or any successor page) on such date of calculation.
A higher Spot Rate indicates a weakening of the Mexican peso against the Euro, while a lower Spot Rate indicates a strengthening of the Mexican peso against the Euro. **Without limitation and in addition to any provisions in the product supplement accompanying term sheet No. 2354ZZ, if the foregoing Spot Rate is unavailable (or is published in error), the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Averaging Dates may be postponed by up to five currency business days.**

Initial Spot Rate: The Spot Rate on the Trade Date

Final Spot Rate: The arithmetic average of the Spot Rates on each of the five Averaging Dates

Trade Date: February 13, 2015

Settlement Date: February 19, 2015

Averaging Dates: February 22, 2016, February 23, 2016, February 24, 2016, February 25, 2016 and February 26, 2016

Maturity Date: March 2, 2016

Fees and Commissions: JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2354ZZ.

The Issuer's estimated value of the notes on the Trade Date is approximately $970.00 to $990.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2354ZZ for additional information.

By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see "Resolution Measures" in the accompanying term sheet No. 2354ZZ for more information.

For more information regarding this offering, please refer to the term sheet No. 2354ZZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010315001086/dp53394_fwp-2354zz.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Currency Performance, determined as follows. Any payment on the notes is subject to the credit of the Issuer

Hypothetical Payments at Maturity
The hypothetical returns set forth below reflect the $1,000 Face Amount of notes and assume a Contingent Minimum Return of 7.00%.
Hypothetical Currency Performance	Hypothetical Payment at Maturity	Hypothetical Return on Notes
60.00%	$1,600.00	60.00%
40.00%	$1,400.00	40.00%
20.00%	$1,200.00	20.00%
10.00%	$1,100.00	10.00%
7.00%	$1,070.00	7.00%
5.00%	$1,070.00	7.00%
1.00%	$1,070.00	7.00%
0.00%	$1,070.00	7.00%
-5.00%	$1,070.00	7.00%
-10.00%	$1,070.00	7.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-100.00%	$0.00	-100.00%
-120.00%	$0.00	-100.00%

Selected Risk Factors
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons and do not guarantee any return of your investment. The return on the notes at maturity is based on the Currency Performance and will depend on whether, and the extent to which, the Currency Performance is positive, zero or negative. If the Currency Performance is less than -10.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.
YOU WILL NOT RECEIVE THE CONTINGENT MINIMUM RETURN IF THE CURRENCY PERFORMANCE IS LESS THAN -10.00% — If the Underlying Currency weakens relative to the Euro, resulting in the Currency Performance being less than -10.00%, you will not receive a return on the notes equal to the Contingent Minimum Return. If the Currency Performance is less than -10.00%, your investment will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your initial investment in the notes.
THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.
THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.
THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “SAG”), which went into effect on January 1, 2015. SAG may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.
By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.
In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.
THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower return on the notes than you would have realized if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.
LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency relative to the Reference Currency and, consequently, the value of and return on the notes.
THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY UNDERLYING CURRENCY STRENGTHENING AND MAGNIFY ANY UNDERLYING CURRENCY WEAKENING RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Euros into Mexican pesos at the Initial Spot Rate on the Trade Date and then on the Averaging Dates, converting back into Euros (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the

Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency and greater than a conversion return equation if the Underlying Currency strengthens relative to the Reference Currency. As a result, any Underlying Currency strengthening relative to the Reference Currency will be diminished, while any Underlying Currency weakening relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate is 10, if the Spot Rate were to decrease (meaning the Underlying Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 9 would have been 11.11%. Conversely, if the Spot Rate were to increase (meaning the Underlying Currency weakens relative to the Reference Currency) to a Final Spot Rate of 11, the Currency Performance, would be -10.00%. However, the conversion return for a Final Spot Rate of 11 would have been only -9.09%.
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes. Of particular importance to currency exchange rate risk are: existing and expected rates of inflation; existing and expected interest rate levels; political, civil or military unrest; the balance of payments between Mexico and the countries that use the Euro; and the extent of governmental surpluses or deficits in Mexico and the countries that use the Euro. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico, the countries that use the Euro and other countries important to international trade and finance.
CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the Mexican peso, as the Underlying Currency, relative to the Euro, as the Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.
THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.
THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE UNDERLYING CURRENCY RELATIVE TO A REFERENCE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Mexican peso, relative to another single currency, the Euro. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate between the Underlying Currency and the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.
THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U. S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.
IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and, therefore, the value of the notes.
THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY — Changes in the Underlying Currency during the term of the notes before the Averaging Dates will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the final Averaging Date, and will be based on the Final Spot Rate (which will be the arithmetic average of the Spot Rates on the five Averaging Dates). As a result, the Currency Performance may be less than -10.00% even if the Underlying Currency relative to the Reference Currency  had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.
HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate will rise or fall.  The actual performance of the Underlying Currency relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates between the Underlying Currency and the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet.
MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the product supplement accompanying term sheet No. 2354ZZ) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.
Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the product supplement accompanying term sheet No. 2354ZZ and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates between the Underlying Currency and the Reference Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes. The amount you receive at maturity may be significantly less than your initial investment and may be zero.
ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.
In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Underlying Currency has strengthened relative to the Reference Currency since the Trade Date.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rate on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.
TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying Currency and/or the Reference Currency on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the Spot Rate and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Currency and/or the Reference Currency. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.
WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE CURRENCY PERFORMANCE OF THE UNDERLYING CURRENCY OR THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying Currency.
POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time.  The calculation agent also has some discretion as to how the calculations are made, in particular if the Spot Rate is not available (or is published in error) on an Averaging Date, and will be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.
THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). However, significant aspects of the tax treatment of the notes are uncertain. You should review carefully the section of the product supplement accompanying term sheet No. 2354ZZ entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.” If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.
See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement and prospectus addendum accompanying term sheet No. 2354ZZ for additional information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2354ZZ  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, term sheet No. 2354ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.